Exhibit 4.1

FIRST SUPPLEMENTAL INDENTURE

This FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of March 5, 2003, between Penn Treaty American Corporation (the “Company”) and Wells Fargo Bank Minnesota, N.A., as trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture, dated as of October 25, 2002 (the “Indenture”), providing for the issuance of up to $74,750,000 of 6 1/4% Convertible Subordinated Notes due 2008 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Company may lower the Conversion Price and the Company and the Trustee may enter into indentures supplemental to the Indenture to add provisions that are considered by the Board of Directors of the Company and the Trustee to be for the benefit of the holders of the Notes.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

1.                                       DEFINITIONS.  Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.                                       REDEMPTION.  Section 3.1 is hereby amended and restated in its entirety to read as follows:

“Section 3.1           REDEMPTION PRICES.  The Notes are not redeemable at the option of the Company prior to October 15, 2005.  At any time on or after that date, the Notes may be redeemed at the Company’s option, upon notice as set forth in Section 3.2, in whole at any time or in part from time to time, at the redemption price of 100% of principal amount of Notes plus accrued and unpaid interest.”

3.                                       FORCED REDEMPTION.  Existing Section 14.1(b) is now 14.1(c), existing Section 14.1(c) is now 14.1(d) and a new Section 14.1(b) is added to read in full as follows:

“(b)         In the event that the Company does not amend its Articles of Incorporation on or before May 27, 2003 to increase the number of authorized shares of Common Stock to an amount sufficient to cover the conversion of the Notes and the existing notes due in 2008, the Company will, at the request of any Noteholder providing notice to the Company in a manner consistent with Section 16.4, purchase such Noteholder’s Notes in cash at a price equal to 125% of the principal amount of such Noteholder Notes plus accrued, but unpaid interest.  The right of a Noteholder to request that the Company purchase such Noteholder’s Notes pursuant to this Section 14.1(b) shall terminate upon the amendment of the Company’s Articles of Incorporation to increase the number of authorized shares of Common Stock to an amount sufficient to cover the conversion of the Notes and the existing notes due in 2008.”

4.                                       PREFERRED INTEREST ON EARLY CONVERSION.  A new Section 14.1(e) is added to read in full as follows:

“(e)         In the event that a Noteholder desires to convert all or any portion of its Notes into shares of Common Stock prior to October 15, 2005, the Company will pay such Noteholder an amount equal to the interest that would have been otherwise earned on such Notes between the date of such conversion and October 15, 2005 discounted to present value utilizing a rate of 6.25% with simple interest over a 360 day year.  In the event that a Noteholder elects to convert prior to October 15, 2005 and the Company is required to pay interest pursuant to this Section 14.1(e), the Company may, in its sole discretion, elect to make such interest payment in cash or in shares of Common Stock based on 90% of the average Closing Prices of the Common Stock for the five Trading Days immediately preceding the conversion date.  Prior to or concurrently with such payment, the Company will provide the Trustee with an Officers’ Certificate setting forth the calculation of the payment required by this Section 14.1(e).  The Trustee shall have no obligation or liability with respect to the calculation of the payments required by this Section 14.1(e).”

5.                                       MANDATORY CONVERSION.  Section 14.3 is hereby amended and restated in its entirety to read as follows:

“Section 14.3         MANDATORY CONVERSION.   The Notes shall be automatically converted into Common Stock on the first date (the “Mandatory Conversion Date”) on or after the 15th Trading Day following October 15, 2005, on which: (i) the average of the Closing Price (as defined in Section 14.6(g)) of the Common Stock on 15 consecutive preceding Trading Days is equal to or greater than 110% of the Conversion Price and (ii) the Company has sufficient shares of Common Stock (or other securities into which the Notes are then convertible) authorized to execute the Mandatory Conversion (as defined below).  The Notes shall be converted into that number of fully paid and nonassessable shares of Common Stock (or other securities into which the Notes are then convertible) obtained by dividing the aggregate principal amount of the Notes by the Conversion Price in effect at such time rounded to the nearest 1/100,000th of a share (with 0.000005 being rolled upward) (the “Mandatory Conversion”).”

6.                                       CONVERSION PRICE.  Section 14.5 is hereby amended and restated in its entirety to read as follows:

“Section 14.5         CONVERSION PRICE.  The conversion price of the Notes (the “Conversion Price”) shall be $1.75 per share of Common Stock, subject to adjustment as provided in this Article XIV.”

7.                                       CONFIRMATION OF INDENTURE.  The Indenture and this Supplemental Indenture shall be read, taken and construed as one and the same instrument.  Except as amended and restated hereby, the provisions of the Indenture shall remain in full force and effect.

8.                                       GOVERNING LAW.  This Supplemental Indenture shall be deemed to be a contract made under the substantive laws of New York and for all purposes shall be construed in accordance with the substantive laws of New York without regard to conflicts of laws principles thereof.

9.                                       COUNTERPARTS.  The parties may sign any number of copies of this Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.

10.                                 EFFECT OF HEADINGS.  The Section headings herein are for convenience only and shall not affect the construction hereof.

11.                                 THE TRUSTEE.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: May 12, 2003

PENN TREATY AMERICAN CORPORATION

By:	/s/ Cameron B. Waite
Name:	Cameron B. Waite
Title:	EVP and CFO

WELLS FARGO BANK MINNESOTA, N.A.

By:	/s/ Michael G. Slade
Name:	Michael G. Slade
Title:	Corporate Trust Officer